September 2, 2016

VIA EDGAR AND FEDEX

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Office of Electronics and Machinery

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valeritas Holdings, Inc.

Registration Statement on Form S-1

Filed July 22, 2016

File No. 333-212653

Dear Mr. Mancuso:

On behalf of our client, Valeritas Holdings, Inc. (“we” or the “Company”), set forth below is the Company’s response to the letter dated August 18, 2016 (the “August 18 Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relates to the Company’s Registration Statement on Form S-1, File No. 333-212653 (the “Registration Statement”) submitted to the Commission on July 22, 2016 (the “Initial Submission”). The Company is filing Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”), which includes revisions made to the Initial Submission in response to the August 18 Comment Letter, and to reflect certain additional information. An electronic version of the Revised Registration Statement has been filed concurrently with the Commission through its EDGAR system. The enclosed copy of the Revised Registration Statement has been marked to reflect changes made to the Registration Statement.

The numbered paragraphs and headings below correspond to the headings set forth in the August 18 Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the bold captions refer to pages in the Initial Submission, while the page numbers in the Company’s responses refer to page numbers in the Revised Registration Statement. In addition to responding to the August 18 Comment Letter, the Revised Registration Statement also includes the Company’s financial statements for the three months and six months ended June 30, 2016. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement.

Morgan, Lewis & Bockius LLP

502 Carnegie Center
Princeton, NJ 08540-6241	+1.609.919.6600
United States	+1.609.919.6701

A Pennsylvania Limited Liability Partnership | Randall B. Sunberg, Partner-in-Charge

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Prospectus Summary, page 1

1. We note your reference in the last paragraph on page 1 to having the only FDA-cleared mechanical basal-bolus insulin delivery device. If competitors offer FDA-cleared basal-bolus insulin delivery devices, please revise your disclosure to clarify, and clarify the significance of being a “mechanical” device.

Response:

In response to the Staff’s comment, we have revised the disclosure throughout the Revised Registration Statement regarding the significance of “mechanical” by stating that “mechanical” means that a device does not include any electronics, batteries or audible alarms and does not require any recharging or programming. We respectfully note that we have included in multiple locations in the Initial Submission that one of the primary benefits of V-Go is its simplicity and its ease of use, but have inserted in additional locations in the Revised Registration Statement (the last paragraph on page 1 and in the first paragraph on page 81) that the mechanical nature of V-Go is what provides these qualities.

Regarding the reference to V-Go being the only FDA-cleared mechanical basal-bolus insulin delivery device, V-Go was the first and is still the only mechanical basal-bolus insulin delivery device cleared by the FDA. However, we acknowledge that if and when another competitor gains FDA clearance in the U.S. with a mechanical basal-bolus insulin delivery device, the Company will no longer refer to V-Go as the only such device.

2. If you elect to highlight your FDA clearance in your prospectus summary, please also highlight with equal prominence that the clearance is limited to adults as mentioned on page 30.

Response:

In response to the Staff’s comment, we have highlighted that the clearance is limited to adults in the first paragraph of the Company Overview on page 1 of the Revised Registration Statement, as mentioned on page 30 of the Initial Submission.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Risk Factors, page 7

We operate in a very competitive industry, page 9

3. Please clarify why other wearable or patch insulin systems that you say are primarily marketed for Type 1 diabetes could not be marketed to your target customers. Also tell us the extent to which other wearable or patch insulin systems are used by patients with Type 2 diabetes.

Response:

In response to the Staff’s comment, on page 10 of the Revised Registration Statement, we have revised the risk factor “Competitive products or other technological breakthroughs for the treatment or prevention of diabetes may render our product obsolete or less desirable” to include why we do not consider programmable insulin pumps or programmable insulin patch pumps to be products that compete directly with V-Go and also why they are not targeted at patients with Type 2 diabetes.

Regarding the extent to which programmable insulin pumps or programmable insulin patch pumps are used by patients with Type 2 diabetes, according to market research by GfK Roper Global Diabetes, approximately one-third of all Type 1 diabetes patients utilize an electronic insulin pump, while only approximately five percent of Type 2 diabetes patients on insulin utilize an electronic insulin pump. The remaining 95% percent of Type 2 diabetes patients prescribed insulin use insulin pens or syringes, which is the market on which we focus our sales efforts. Market research has shown that patients with Type 2 diabetes want a simple, easy-to-use and discreet way to deliver their insulin, especially away from their home, which is why V-Go was developed with the needs of such Type 2 diabetes patients in mind. Approximately 40% of patients with Type 2 diabetes on insulin are Medicare patients and V-Go is the only wearable patch pump that Medicare plans cover as a Part-D (Drug) benefit similar to other diabetes pills and insulin. This means that V-Go is highly accessible with similar out-of-pocket-cost each month as compared to using insulin pens. In addition, there is currently only one wearable patch pump on the market in the U.S., which is the OmniPod manufactured by the Insulet Corporation. This pump has FDA clearance for both Type 1 and Type 2 diabetes, but is primarily marketed towards Type 1 diabetes patients.

If we are unable to achieve and maintain adequate levels of coverage and reimbursement, page 27

4. We note your discussion in the third full paragraph on page 28 of the reasons that some commercial payors have declined to cover your product. Please tell us whether any material insurer’s decision to name an exclusive in-network insulin pump provider have impacted coverage for your product.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Response:

At this time, no material insurer’s decision to name an exclusive in-network insulin pump provider has impacted the coverage for V-Go. We are aware that as of July 1, 2016 United Healthcare made Medtronic Inc. the exclusive pump provider for adults who require what they termed as a “standard” pump, which generally means an electronic programmable pump, which is classified as durable medical equipment. V-Go is not viewed by payors as an electronic pump but rather an insulin supply. To the Company’s knowledge, V-Go is still being covered by United Healthcare under the medical benefit as an insulin supply. United Healthcare patients fulfill their V-Go prescription through nationally recognized medical suppliers contracted with United Healthcare.

We are an “emerging growth company…”, page 34

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

In response to the Staff’s comment, we do not consider this applicable to us because there were no “test-the-waters” communications contemplated by Section 5(d) of the Securities Act because any communications were applicable only to a merger and a private placement. That said, neither the Company nor its authorized representatives has provided or intends to provide any written communications, as defined in Rule 405 under the Securities Act, to investors in reliance on Section 5(d) of the Securities Act.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

6. Please reconcile your statement in the last paragraph of this risk factor regarding your election to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act with your statement in the first paragraph of the subsequent risk factor stating that you have “elected to take advantage of an extended transition period.”:

Response:

In response to the Staff’s comment, we deleted the risk factor “As an emerging growth company, we may delay adoption of new or revised accounting standards, which may make our stock less attractive and our trading price more volatile” as we have elected to opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, thereby making this risk factor inapplicable to us.

We do not have a class of our securities registered under Section 12 of the Exchange Act, page 35

7. Please reconcile the first sentence of this risk factor with the disclosure on the facing page of your most recent Form 10-K representing to investors that your common stock is registered pursuant to Section 12(b) of the Exchange Act. Also, please reconcile your disclosure in the penultimate sentence of this risk factor regarding you not being subject to proxy rules with the disclosure in the first sentence of the penultimate paragraph on page 141.

Response:

In response to the Staff’s comment, we note that the disclosure on the facing page of our most recent Form 10-K representing to investors that our common stock is registered pursuant to Section 12(b) of the Exchange Act is incorrect. This Form 10-K was drafted and filed by the management of Cleaner Yoga Mat, Inc. (“CYGM”) prior to our merger with Valeritas, Inc. that closed on May 3, 2016, as disclosed in our Form 8-K, filed with the Commission on May 9, 2016. CYGM registered shares of its common stock pursuant to a Form S-1 that became effective on February 9, 2015, and was subsequently quoted on the OTC Pink tier of the OTC Markets, which is an inter-dealer quotation system and not a securities exchange registered with the Commission. We are therefore subject to the Exchange Act pursuant to Rule 15(d), but not Rule 12(b), so are not required to comply with the proxy rules.

In addition, on page 34 of the Revised Registration Statement, we have deleted and replaced the relevant risk factor (“We do not have a class of our securities registered under Section 12 of the Exchange Act…”) as follows to reflect the Commission’s comment:

You may have limited access to information regarding our business because our obligations to file periodic reports with the SEC could be automatically suspended under certain circumstances.

We are required to file periodic reports with the SEC subject to Section 15(d) of the Securities Act, which are available to the public for inspection and copying (see “Where You Can Find More Information”).

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Except during the fiscal year that our registration statement becomes effective, these reporting obligations may (in our discretion) be automatically suspended under Section 15(d) of the Exchange Act if we have less than 300 shareholders and do not file a registration statement on Form 8-A (which we have no current plans to file). If this occurs after the fiscal year in which our registration statement becomes effective, we will no longer be obligated to file periodic reports with the SEC and your access to our business information would then be even more restricted. After this registration statement on Form S-1 becomes effective, we will be required to deliver periodic reports to security holders.

We will not be required to furnish proxy statements to security holders and our directors, officers and principal beneficial owners will not be required to report their beneficial ownership of securities to the SEC pursuant to Section 16 of the Exchange Act. Previously, a company with more than 500 shareholders of record and $10 million in assets had to register under the Exchange Act. However, the JOBS Act raises the minimum shareholder threshold from 500 to either 2,000 persons or 500 persons who are not “accredited investors” (or 2,000 persons in the case of banks and bank holding companies). The JOBS Act excludes securities received by employees pursuant to employee stock incentive plans for purposes of calculating the shareholder threshold. This means that access to information regarding our business and operations will be limited.

In addition, we have revised the last risk factor on page 37 of the Revised Registration Statement stating that “being a public company is expensive and administratively burdensome” by deleting the references to “voluntary filer”. We also revised the first two sentences in the penultimate paragraph on page 142 of the Revised Registration Statement to reflect that we are subject to Rule 15(d).

Lastly, we revised the section entitled “Rule 144” on page 56 of the Revised Registration Statement to reflect that the Company is subject to the Exchange Act under Section 15(d).

We may be exposed to additional risks as a result of “going public,” page 37

8. Please reconcile your statement here that you do not consider the public company to have been a shell company with your statement in the carryover paragraph on pages 59–60 that Cleaner Yoga Mat, Inc. “was essentially a ‘public reporting shell.’”

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Response:

In response to the Staff’s comment, we have deleted the second sentence in the third full paragraph on page 59 of the Revised Registration Statement because, as stated in the risk factor, we do not consider the public company to have been a “shell company” under applicable rules.

Any failure to maintain effective internal control, page 39

9. Please reconcile your disclosure here regarding the December 31, 2015 conclusions related to effectiveness of your disclosure controls and procedures with the disclosure in your most recent Form 10-K.

Response:

In response to the Staff’s comment, we have revised the risk factor “Any failure to maintain effective internal control over our financial reporting could materially adversely affect us” starting on page 38 of the Revised Registration Statement to reflect that although prior management determined that our internal control over financial reporting was effective as of December 31, 2015, they also determined that their disclosure controls and procedures were not effective as of our most recent Form 10-K. We have also revised this disclosure to disclose that management’s assessment as of June 30, 2016, the first assessment after the Merger, concluded that disclosure controls were not effective.

Cautionary Note, page 40

10. Please clarify whether the last sentence of this section is seeking to incorporate disclosure into this prospectus by reference. If you are incorporating disclosure by reference, please provide us your analysis of applicable authority supporting your conclusion that you are eligible to do so.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the last sentence of this section is not intended to incorporate disclosure by reference.

Selling Stockholders, page 42

11. Given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Cite in your response all authority on which you rely. For guidance, please see the Division of Corporation Finance’s Securities Act Rules Compliance & Disclosure Interpretation 612.09 available on the Commission’s website.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Response:

For the reasons set forth below, the Company respectfully submits to the Staff that the proposed resale of shares by the Selling Stockholders as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C under the Securities Act.

The Company has reviewed the Staff’s historical guidance as set forth in the Securities Act Rules, Compliance and Disclosure Interpretations, Question 612.09 (“C&DI 612.09”), which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering.

C&DI 612.09 states in relevant part, “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer … The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” We address each of the above factors in the analysis below. In our view, based on a review of all of the factors, the Staff should consider the proposed resale of shares by the Selling Stockholders as contemplated by the Registration Statement as a valid secondary offering.

Background. On May 3, 2016 (the “Closing Date”), our wholly owned subsidiary, Valeritas Acquisition Corp., a corporation formed in the State of Delaware on April 27, 2016, merged with and into Valeritas, Inc. (“Valeritas”), a corporation originally formed in 2006 as a limited liability company and converted in 2007 to a corporation, both in the state of Delaware, with Valeritas being the surviving corporation and becoming our wholly owned subsidiary (the “Merger”). Pursuant to the Merger, we discontinued our prior business of engaging in the sale of sanitizing solutions for Yoga and Pilates studios as well as conventional gyms and acquired the business of Valeritas, which is a commercial-stage medical technology company focused on developing innovative technologies to improve the health and quality of life of people with Type 2 diabetes. At the Closing Date, each of the shares of Valeritas’ Series AB Preferred Stock issued and outstanding immediately prior to the closing of the Merger was converted into 0.23856 shares of our

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Common Stock. All other outstanding capital stock of Valeritas was cancelled upon consummation of the Merger as a result of the liquidation preference provisions related to the capital stock. In addition, pursuant to the Merger Agreement all outstanding warrants and options for shares of common stock and preferred stock of Valeritas were cancelled in consideration for the issuance of new options or restricted stock under a new plan adopted by the Company.

Concurrently with the Merger, and as a condition to the Merger, we conducted the initial closing of our bona fide private placement exempt from registration under Section 4(2) of the Securities Act (the “Offering”), with the final closing of the Offering taking place on June 2, 2016 (the “Final Closing Date”). During the Offering, we sold an aggregate of 5,079,000 shares of our Common Stock, at a purchase price of $5.00 per share. In connection with the Offering, the Company has undertaken to file a registration statement to register all the Registration Shares within 60 days after the Final Closing Date and use its commercially reasonable efforts to have such registration statement declared effective by the SEC within 120 days from the Final Closing Date, and to maintain the effectiveness of the registration statement until the earlier of (i) two years from the date the registration statement is declared effective and (ii) all or a majority of the Registration Shares have been sold or are otherwise able to be sold pursuant to Rule 144 under the Securities Act (the “Registration Rights Agreement”).

Factor 1: How Long the Selling Stockholders Have Held the Shares.

The 11,762,107 Shares to be registered for resale under the Registration Statement include: (i) 5,079,000 shares of our Common Stock that were sold and issued to investors in the Offering (the “Offering Shares”), (ii) 6,599,987 shares of our Common Stock that were issued in the Merger to the former stockholders of Valeritas that held shares of Series AB Preferred Stock at a conversion rate of 0.23856 shares of Common Stock per share of Series AB Preferred Stock (the “Merger Shares”) and (iii) 83,120 shares of our Common Stock issuable upon exercise of Common Stock warrants by the holders of the warrants issued as compensation to the placement agents pursuant to a private placement agreement with the Company executed in connection with the Offering (the “Warrant Shares”, and together with the Offering Shares and the Warrant Shares, the “Registration Shares”). Each of the Registration Shares were issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act.

As of the date of this letter, the Selling Stockholders have held all but 40,000 of the Registration Shares since the Closing Date, with the remainder being issued on the Final Closing Date, and were issued pursuant to agreements that included customary investment and private placement representations. In addition,

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

recipients of the Merger Shares and certain purchasers of the Offering Shares were stockholders of Valeritas for a very long period of time. For example, eight recipients of Merger Shares were stockholders of Valeritas since 2008, seven since 2011 (one of which purchased Offering Shares) and nine (five of which purchased Offering Shares) since early-to-mid 2015. This lengthy pre-Merger holding period shows that the Selling Stockholders acquired the Registration Shares for investment, do not have intent to distribute the Registration Shares on behalf of the Company, and are not acting as underwriters.

Furthermore, the Staff’s “PIPEs” interpretation, as set forth in Securities Act, Compliance and Disclosure Interpretations, Question 116.19 (the “PIPEs Interpretation”) provides in relevant part that: “In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.” The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since there is no mandatory holding period that must be overcome for a PIPE transaction to be followed by a valid secondary offering, the holding period of the Selling Stockholders, especially when considering the pre-Merger period that Selling Stockholders held shares of Valeritas, should be more than sufficient for a valid secondary offering.

This concept is consistent with custom and practice in the PIPEs marketplace. In many PIPE transactions (including the Offering) a registration statement is required to be filed shortly after closing and declared effective shortly thereafter. In addition, as in this case, the Selling Stockholders understood that an extended holding period was possible, given the potential for a review of the Registration Statement by the Commission. The largest stockholder of the Company, Capital Royalty L.P., which holds an aggregate of 74.38% of the outstanding Common Stock of the Company through its five affiliates (together, “Capital Royalty”), the second largest stockholder of the Company, Mark Tompkins, who holds 7.68% of the outstanding Common Stock of the Company, and the officers and directors of the Company also executed lock-up agreements that restrict their ability to trade equity of the Company for six months from the Closing Date (the “Lock-up Agreements”). Further, the Selling Stockholders realized that there is only very limited trading activity in the Common Stock. Given these facts, the Selling Stockholders did not expect to have the ability to quickly exit their position, even if they desired to do so. It should also be noted that given the Selling Stockholders’ respective investments, it will be unlikely that any of them would consider selling their Registration Shares unless there was sufficient liquidity at a trading price substantially above their respective investment amounts.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Factor 2: Circumstances under which the Selling Stockholders Received Their Shares.

As described above, the Selling Stockholders acquired or will acquire (regarding the Warrant Shares) their respective Registration Shares pursuant to an exemption from registration under Section 4(2) of the Securities Act either by (i) purchasing the Offering Shares in the Offering, (ii) as consideration for their shares in Valeritas as part of the Merger or (iii) upon exercising the warrants received as consideration under the private placement agreement executed as part of the Offering.

In the subscription agreement executed by each Selling Stockholder that participated in the Offering, each Selling Stockholder made customary investment and private placement representations to the Company, including that such Selling Stockholder (i) was an “accredited investor” as defined in Rule 501(a) under the Securities Act, (ii) was acquiring the Shares pursuant to an exemption from registration under the Securities Act solely for investment with no present intention to distribute any of the Shares to any person, (iii) will not sell or otherwise dispose of any of the Shares, except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an applicable exemption therefrom, (iv) had such knowledge and experience in financial and business matters and in investments of this type that such Selling Stockholder was capable of making an informed investment decision and has so evaluated the merits and risks of such investment and (v) was able to bear the economic risk of an investment in the Shares and able to afford a complete loss of such investment. In addition, the Selling Stockholder that will receive the Warrant Shares upon exercise of their warrants, which make up less than one percent of the Registration Shares, made, or will make upon exercise, similar representations.

The Offering is much more closely associated with a traditional investment transaction than with an underwritten offering. Specifically, in a typical underwriting, the underwriter and the issuer agree on a price at which the securities will be sold to the public and the underwriter receives a portion of the proceeds of such sale as compensation for its selling efforts and for bearing market risk. The Selling Stockholders have purchased the Offering Shares or will receive Warrant Shares without any agreement or arrangement regarding the price at which it will resell the Common Stock to the public pursuant to the Registration Statement. As such, unlike a traditional underwriter, the Selling Stockholders are taking investment risk with regard to the securities they acquired and there is no certainty that they will receive a premium on the resale of any Common Stock. In addition,

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

as the Company’s Common Stock is not listed on an exchange, but rather quoted on the OTCQB tier of the OTC Markets, and there has historically been no trading volume, there has been and is very limited trading market for the Common Stock. Moreover, trading in the Common Stock may become even more difficult should the share price could decrease. Therefore, the Selling Stockholders may not be able to resell the shares of Common Stock at or above its investment price.

In addition, the Selling Stockholders that received the Merger Shares were long-term stockholders of Valeritas prior to the Merger, with eight such Selling Stockholders owning shares in Valeritas since 2008 and no such Selling Stockholder becoming stockholders more recently than June 2015. These Selling Stockholders invested pursuant to stock purchase agreements in a bona fide private placement with customary investment and private placement representations similar to those above solely for investment with no present intention to distribute any of the shares to any person.

The Company is neither aware of any evidence that would indicate that these representations were false nor aware of any evidence that the Selling Stockholders have any plan to act in concert to effect a distribution of their Registration Shares. In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective.

Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Company’s Common Stock) by or on behalf of the Selling Stockholders have or will take place if the Registration Statement is declared effective.

Factor 3: The Selling Stockholders’ Relationship to the Company.

The Company’s understanding is that Selling Stockholders are comprised of private investment funds and individual investors for their own accounts and not with a view to resale or distribution. The Company does not have an underwriting relationship with any of the Selling Stockholders.

Each Selling Stockholder received such shares as part of the Offering or the Merger pursuant to highly negotiated arm’s length transaction and did not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In addition, each Selling Stockholder that acquired Offering

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Shares purchased such shares for the fair market value on the date of issuance and represented to the Company that they were acquiring the Offering Shares for their own accounts and not with a view to resale or distribution.

Furthermore, none of the Selling Stockholders is acting on behalf of the Company with respect to the Common Stock being registered for resale under the Registration Statement, and, other than the Lock-up Agreements, the Company has no contractual, legal or other relationship with the Selling Stockholders that would control the timing, nature and amount of resales of such Common Stock following the effectiveness of the Registration Statement or whether such Common Stock is even resold at all under the Registration Statement. The registration rights granted to the Selling Stockholders pursuant to the Registration Rights Agreement are traditional registration rights and are not indicative of any desire of the Selling Stockholders to sell or distribute the Common Stock on behalf of the Company, or at all. The Selling Stockholders negotiated for the customary registration rights set forth in the Registration Rights Agreement for a variety of business reasons, and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. In addition, the Selling Stockholders are responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any securities, as applicable.

The Selling Stockholders will retain all proceeds from the sale of shares pursuant to the Registration Statement and the Company will not receive any of the proceeds from any resale of the Common Stock by the Selling Stockholders under the Registration Statement.

Factor 4: The Amount of Registration Shares Involved.

The Company is seeking to register 11,762,107 shares of Common Stock for resale, and has a total of 12,678,991 shares of Common Stock outstanding. Regardless of the percentage of the Company’s public float that is being registered for resale, we believe that the proper inquiry regarding whether the offering is a primary distribution or a secondary resale is whether the Registration Statement contemplates the resale of securities acquired from the Company by legitimate investors who assumed market risk of their investment, versus being designed as a conduit for the sale by the Company of securities underwritten by the intermediate investors to the general public. However, we believe that it is important to note that the amount of shares being registered is only one factor cited in C&DI 612.09 and is not controlling.

The Staff has indicated that it will inquire as to the nature of any offering styled as a secondary offering that registers shares for resale in excess of one-third of the

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

issuer’s public float. Our understanding is that the intended purpose of this test is to flag transactions for Staff review in order to ensure that securities purchased in “toxic” PIPE transactions were not resold to the public. These toxic transactions typically included convertible securities whose conversion price floated relative to the market price of the underlying stock. Public announcement of the PIPE transaction could put downward pressure on the stock price, increasing the number of shares issuable to the new investors and reducing the value of the stock held by existing investors.

However, we believe that this test was not intended as a substitute for a complete analysis of the circumstances surrounding an offering, as evidenced by C&DI 612.09. The Staff has also indicated, in its Securities Act Rules, Compliance and Disclosure Interpretations, Question 612.12 (“C&DI 612.12”) and in its Securities Act Forms, Compliance and Disclosure Interpretations, Question 216.14 that, unless the facts and circumstances indicate that an underwriting relationship exists, secondary sales may be made under Rule 415(a)(1)(i) even when the shares registered for resale consist of shares held by affiliates or control persons, and such persons own more than 50% of the issuer’s securities.

The foregoing interpretive positions make clear that a holder in excess of one-half of an issuer’s outstanding shares can effect a valid secondary offering unless other facts demonstrate that the selling stockholders are acting as conduits for the issuer. Currently, Capital Royalty beneficially own 9,487,763 shares, or 74.83%, of our outstanding Common Stock. However, Capital Royalty received Merger Shares in exchange for its shares of capital stock in Valeritas after becoming a Valeritas stockholder in May 2015, in addition to purchasing Offering Shares, as a legitimate investor, and we have no reason to believe Capital Royalty has the intention of effecting a distribution (as discussed above) of its Registration Shares. In addition, Capital Royalty cannot sell its shares for six months from the Closing Date pursuant to its Lock-up Agreement. No other Registration Shares being registered for resale on the Registration Statement are held by affiliates of the Company. In this instance, none of the circumstances of the offering indicate that the Selling Stockholders are reselling the Registration Shares on behalf of the Company. The duration of the Selling Stockholders’ investment in the Registration Shares, considering the extensive length of time they held the securities of the Company demonstrates investment intent. The Selling Stockholders did not acquire the Registration Shares under circumstances that would indicate that such persons or entities were receiving compensation from the Company in connection with the resale of the Registration Shares or that the Company had any financial interest in the resale of the Registration Shares. Finally, as explained below, to the Company’s knowledge, the Selling Stockholders are not in the business of underwriting securities. In light of these circumstances, we submit that the number of Registration Shares being registered for resale should not restrict the Company’s ability to use Rule 415(a)(1)(i) for this offering.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Moreover, the Company has reviewed various historical guidance from Staff, including C&DI 612.12, which states, “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” The above historical guidance from the Staff illustrates that even a single, large stockholder with holdings approximately equal to Capital Royalty can effect a valid secondary offering of shares. Moreover, the Registration Shares covered by the Registration Statement consist of shares held by 77 separate Selling Stockholders, and not by only one large Selling Stockholder.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

The Selling Stockholders are comprised of private investment funds and individual investors. To the Company’s knowledge, none of the Selling Stockholders is in the business of underwriting securities. Additionally, the issuance of Registration Shares covered by the Registration Statement was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Stockholders’ ability to resell the shares.

The facts indicate that the Selling Stockholders made a fundamental decision to invest in the Company, or, in the case of the Warrant Shares, to receive compensation in the form of warrants exercisable for shares of Common Stock. Accordingly, the Company believes that none of the features commonly associated with acting as an underwriter are present.

Factor 6: Whether under All the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

Based on the foregoing analysis, the Company respectfully submits that the facts do not support the determination that the Selling Stockholders are acting as a conduit for the Company. The Selling Stockholders acquired the Registration Shares either in connection with a bona fide private placement transaction in which they made typical investment and private placement representations to the Company or as part of a highly negotiated merger transaction. Since such time, the Selling Stockholders have borne the full economic risk of ownership of their Registration Shares, and likely will continue to do so for a significant period of time given the non-existent trading volume of the Common Stock and, especially for certain

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

stockholders, the Lock-up Agreements. To the Company’s knowledge, the Selling Stockholders are comprised of 77 private investment funds and individual investors, not involved in the business of underwriting securities. In addition, the nine Selling Stockholders that are, or are affiliates of, broker-dealers, that hold warrants exercisable for Warrant Shares make up less than one percent of the Registration Shares. None of the Selling Stockholders is acting on behalf of the Company with respect to the Registration Shares being registered for resale under the Registration Statement, and the Company will receive no portion of the proceeds from any respective Selling Stockholders sale.

For the reasons described above, the Company respectfully submits to the Staff that the proposed resale of the Registration Shares by the Selling Stockholders as contemplated by the Registration Statement is appropriately characterized as a secondary offering.

12. We note your disclosure in the fourth paragraph that the affiliates of broker dealers purchased your securities in the ordinary course of business and at the time of the purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities, except as indicated in the footnotes. Please clarify in the footnotes or otherwise which disclosure is intended to describe such an exception. Likewise, given your disclosure in the fifth paragraph that the footnotes disclose material relationships, the footnotes should clearly address relationships like the loans mentioned on page 69.

Response:

In response to the Staff’s comment, we have revised the fourth paragraph on page 42 of the Revised Registration Statement by deleting the qualification “except as indicated in the footnotes”, as there are no such applicable agreements or understandings.

In addition, we have added disclosure to footnotes 6 and 38 of the Revised Registration Statement regarding the loans mentioned on page 69 of the Initial Submission.

Plan of Distribution, page 48

13. Please revise the last paragraph of page 48 to address the requirement to file a post-effective amendment.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Response:

In response to the Staff’s comment, we have revised the last paragraph on page 48 of the Revised Registration Statement to address the requirement to file a post-effective amendment.

Classified Board; Election and Removal of Directors, page 54

14. Please reconcile your statement here that removal of directors requires a majority shareholder vote with section 3.11 of exhibit 3.4 indicating that removal requires an affirmative vote of at least two-thirds of the voting power of outstanding shares.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 54 of the Revised Registration Statement to clarify that the removal of directors requires an affirmative vote of at least two-thirds of the voting power of outstanding shares.

Shares Eligible for Future Sale, page 55

15. Please reconcile your statement here that none of your directors or executive officers beneficial own any of your outstanding common stock with your disclosure in the table on page 135.

Response:

In response to the Staff’s comment, we have revised the disclosure in the Revised Registration Statement regarding the shares beneficially owned by the executive officers of the Company to take into account the restricted stock that have been granted under the Valeritas Holdings, Inc. 2016 Incentive Compensation Plan (the “2016 Plan”).

Lock-up Agreements and Other Restrictions, page 55

16. We note your disclosure regarding an 80% lock-up agreement in the carryover paragraph on the top of page 56, but your reference to clause (d) is unclear. Please revise to clarify the number of shares subject to this lock-up agreement.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Response:

In response to the Staff’s comment, we corrected the reference to clause (d) on page 56 of the Revised Registration Statement to make it in reference to clause (c) and included the number of shares subject to this lock-up agreement.

Rule 701, page 56

17. Please provide us the authority on which you rely for your statement in the first sentence regarding the applicability of Rule 701 for acquisitions before the date of the merger.

Response:

In response to the Staff’s comment, we have deleted the section titled “Rule 701” in the Revised Registration Statement as this is not applicable or available to employees, directors, officers, consultants or advisors of the Company, as no such individuals received any common stock subject to the 2016 Plan prior to the Merger.

Registration Rights, page 57

18. Please tell us when you will register for sale the securities mentioned in the first clause (d) of this section, and the dollar amount of any related damages.

Response:

In response to the Staff’s comment, we have deleted the first clause (d) in this section of the Revised Registration Statement relating to certain pre-Merger security holders of the Company, as we are not registering such shares pursuant to the Registration Statement.

Management’s Discussion and Analysis, page 59

19. We note your disclosure like on pages 2 and 8 regarding the significance of patient retention and refill rate. Please tell us the retention and refill rates as well as the extent of revenue from new customers during each period presented. Also tell us where you believe your prospectus provides investors this information.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Response:

In response to the Staff’s comment, we respectfully note that patient retention is important for all products (both drugs and devices) used for the management of chronic diseases, especially in tracking how many users begin the use of a product. Patients with Type 2 diabetes simultaneously have a significant number of chronic diseases and therefore are typically getting prescriptions for diabetes medicines and devices in addition to high blood pressure, high cholesterol and such other chronic diseases. It is well understood that patient compliance, adherence and retention is challenging for products aimed at this patient population.

The Company does have proprietary data on the average adherence and persistency of patients using V-Go; however, like most companies that sell diabetes products, we believe that disclosing this specific information would be severely disadvantageous. We drafted this disclosure to be consistent with those of other insulin delivery devices. For instance, two insulin delivery companies (Insulet Corporation and Tandem Diabetes Care, Inc.) state in their Form 10-K for 2015 that patient retention is important and key to their growth, but neither specifically disclose any retention rates.

20. Please revise to clarify when you are presenting figures in thousands. For example, based on your disclosure on page F-27, it appears that some of the information in the table on page 61 might be in thousands.

Response:

In response to the Staff’s comment, the applicable financial tables in the Revised Registration Statement now indicate the reference “(Dollars in Thousands)”.

Years Ended December 31, 2014 and 2015, page 62

21. We note your disclosure that the increases in your 2015 revenue were due to increases in volume and, “to a lesser extent,” to increases in price. Please quantify the proportion of your increased revenue attributable to volume increases versus price increases.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Response:

In response to the Staff’s comment, we have revised the disclosure on page 64 of the Revised Registration Statement to provide more clarity on the change in revenue between price and volume as follows:

VGo’s 30-day packages are sold to wholesalers at wholesale acquisition cost, which was $263 and $284 as of December 31, 2014 and December 31, 2015, respectively. Approximately three-fourths of the increase in revenue period over period was due to an increase in total kit volumes prescribed to patients, with the remainder of the increase due to price increases.

Liquidity and Capital Resources, page 65

22. Provide us your analysis of (1) the likelihood of violating any remaining covenants or triggering events that would cause an expiration of forbearance, and (2) the extent that remaining covenants are restricting your financial or operating flexibility.

Response:

In response to the Staff’s comment, we acknowledge that in the event that we do not receive additional financing, it is highly likely that we will violate our financial liquidity covenant, which requires us to maintain a minimum of $5.0 million in cash held by the Company. However, we are not subject to any other covenants or triggering events. In addition, we are no longer under any forbearance agreement with our major lender. Please note that the Liquidity and Capital Resources disclosure on page 67 of the Revised Registration Statement reflects disclosure in the Company’s June 30, 2016 Form 10-Q, filed with the Commission on August 11, 2016, which provides that “The Company’s cash balance will not be sufficient to satisfy the Company’s operations for the next 12 months from June 30, 2016 or maintain its liquidity covenant, which raises substantial doubt about the Company’s ability to continue as a going concern.” Also, please note that we have included in the Initial Submission the risk factor “Our Term Loan contains a financial covenant that may limit our operating flexibility” regarding the financial liquidity covenant.

We have also added to the first paragraph on page 70 of the Revised Registration Statement that the forbearance agreements were terminated by a forbearance termination agreement, executed as part of the Merger, and which was filed as Exhibit 10.20 to the Initial Submission.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

WCAS Capital Partners Note Payable, page 68

23. Please tell us the status of the put option mentioned on page F-20.

Response:

In response to the Staff’s comment, the put option, which represents the demand payment feature of the $5 million senior subordinated note to WCAS Capital Partners IV, L.P. (the “WCAS Note”) in the event of a change in control, is still in place. The WCAS Note was amended concurrently with the consummation of the Merger to explicitly state that a change in control shall not be deemed to have occurred as a result of the reverse merger. The disclosure in the third full paragraph on page 71 of the Revised Registration Statement has been revised to reflect this. In addition, disclosure relating to the change in control amendment has been added to footnote 16 to the audited consolidated financial statements as of December 31, 2015 and footnote 8 to the unaudited condensed consolidated financial statements as of June 30, 2016.

Changes in Accountants on Accounting and Financial Disclosure, page 76

24. Please revise your filing to include the disclosures required by Item 304(a) of Regulation S-K related to your election to change accounting firms during the year ended December 31, 2015 to Friedman LLP from KPMG LLP.

Response:

In response to the Staff’s comment, we respectfully note that we did not include disclosure relating to the change of auditors to Friedman LLP from KPMG LLP (“KPMG”) in the Initial Submission because we considered this to be inapplicable as this change was effected during 2015 by Valeritas, which was a private company at the time. That said, we have added in the Revised Registration Statement the disclosures required by Item 304(a) of Regulation S-K to this section, which includes a letter from KPMG LLP stating that it agrees with the statements in the Revised Registration Statement as Exhibit 16.2.

Demonstrated Results and Enhanced Patient Experience and Customer Support, page 88

25. Please tell us the criteria you used to choose which studies to highlight in your prospectus. Also tell us whether other studies reached contrary conclusions.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Response:

In response to the Staff’s comment, we respectfully note that the studies we used in the Registration Statement are the studies utilized by the Company in our discussion with payors and clinicians. Each represents peer-reviewed and accepted abstracts or publications and are representative of the results observed with patients using V-Go.

The Company is not aware of any study that reached a contrary conclusion in terms of reducing glucose and the overall prescribed insulin dose.

26. Please tell us whether you compensated any of the third-party researchers that you name in your prospectus, such as Diabetes America named on page 89 and the University of Massachusetts named on page 93.

Response:

In response to the Staff’s comment, none of the individuals noted as authors in the data presented were individually compensated for the work on these publications. However, as is customary, their institution may have received a study site fee and some authors received compensation for data analysis work. Some authors received an educational grant or were reimbursed for registration or travel to attend and present the data at major scientific association meetings.

27. If you are citing studies that did not generate statistically significant results, please say so clearly in your disclosure.

Response:

In response to the Staff’s comment, we have made revisions throughout the relevant sections on pages 89 through 94 of the Revised Registration Statement to clearly provide the statistical significance of the results of the study results by adding the relevant “P value” or adding additional narrative disclosure.

Diabetes America Comparative Study, page 92

28. Please disclose the bases for your co-pay estimates and assumptions mentioned in the last paragraph on page 92.

Response:

In response to the Staff’s comment, we have added disclosure to the last full paragraph on page 93 of the Revised Registration Statement providing that since every payor and every employer plan within a payor has their own co-pay structure, we must utilize national averages to make comparisons.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

In addition, we note respectfully to the Staff that the basis for our co-pay estimates utilized in our disclosure are based on national averages noted in The 2014 Kaiser Family Foundation and Health Research & Educational Trust Employer Health Benefits Survey. The major point made in the disclosure is that a patient on basal-bolus insulin using insulin pens requires two or three separate co-pays (one for the basal insulin, one for the bolus insulin and one for the insulin pen needle) and a patient on V-Go requires two separate co-pays (one for V-Go and one for the insulin in vials). The average V-Go total co-pay will be plus or minus approximately $11 versus a patient needing basal-bolus using insulin pens.

Next-Generation V-Go’s: V-Go Prefill & V-Go Link, page 95

29. Please revise to clarify the status of the development of the V-Go Link.

Response:

In response to the Staff’s comment, we have revised the disclosure in the first full paragraph on page 96 of the Revised Registration Statement to clarify the V-Go Link development status as follows:

The Company is in the early stages of developing a V-Go Link™ which we intend to feature one-way communication to smart devices such as phones and tablets through RF/ Bluetooth technology. We intend V-Go Link™ to provide real-time tracking information of basal and bolus dosing utilization, allowing patients and their healthcare professionals to have a deeper understanding of their current dosing habits.

Patents, page 100

30. Please disclose when the patent mentioned in the third bullet point expires.

Response:

In response to the Staff’s comment, we have included on page 101 of the Revised Registration Statement that the patent mentioned in the third bullet is expected to expire in 2031.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Directors, Executive Officers, Promoters and Control Persons, page 110

31. Please revise to clarify the business experience of Mr. Devlin since September 2014 and the duration of Mr. Roberts’s tenure as Chief Executive Officer of Insulet Corporation.

Response:

In response to the Staff’s comment, we have added on page 113 of the Revised Registration Statement that from September 2014 to the present, Mr. Devlin has served as a consultant for various life sciences and investment companies. In addition, we have corrected Mr. Roberts business experience to state that he served as Chief Financial Officer of Insulet Corporation from January 2009 through December 2014.

Employment Agreements, page 122

32. Please disclose the actual amounts paid or to be paid in connection with the resignation mentioned in the second paragraph of this section. File related agreements as exhibits to this registration statement.

Response:

In response to the Staff’s comment, we have added disclosure on page 123 of the Revised Registration Statement regarding the amount paid to Ms. Peterson in connection with her resignation, which is equal to an aggregate amount of $676,000. We have also filed the Separation and Consulting Services Agreement as Exhibit 10.29.

March 2015 Employment Agreements, page 123

33. Please reconcile your disclosure here regarding Mr. Timberlake’s employment agreement with exhibit 10.24. Also, if Mr. Timberlake’s role is Interim Chief Executive Officer, please revise your prospectus disclosure to clarify.

Response:

In response to the Staff’s comment, we respectfully note on May 3, 2016, as part of the Merger, Mr. Timberlake was appointed by our board of directors as Chief Executive Officer, Chief Commercial Officer and President of both the Company and Valeritas, Inc. As Mr. Timberlake’s compensation did not change, the Company did not amend his employment agreement prior to filing the Initial

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Submission. However, upon further review, to clarify certain provisions, the Company has now amended his employment agreement and it has been filed as Exhibit 10.24 to the Revised Registration Statement.

Potential Payment Upon a Change in Control, page 124

34. Please tell us whether this offering could cause a change in control as contemplated by the employment agreements. Also tell us whether the merger or related transactions caused a change in control as defined in the agreements.

Response:

In response to the Staff’s comment, we note that this offering cannot cause a change in control as contemplated by the employment agreements, because the definition of “Change in Control” in each employment agreement is as defined in the 2016 Plan, which provides that “in no event shall any public offering of the Company’s securities (whether directly or via a reverse merger with a public shell company) be deemed to constitute a Change in Control”. We have also added the relevant disclosure in the first paragraph on page 124 of the Revised Registration Statement.

In addition, the Merger and related transaction did not cause a change in control as contemplated by the employment agreements. In the Valeritas, Inc. 2014 Incentive Compensation Plan applicable to Valeritas, Inc. prior to the Merger, “Change in Control” is partially defined as “the closing of a merger, consolidation or other reorganization approved by the Corporation’s stockholders, unless securities representing more than fifty percent (50%) of the total combined voting power of the voting securities of the successor corporation are immediately thereafter beneficially owned, directly or indirectly and in substantially the same proportion, by the persons who beneficially owned the Corporation’s outstanding voting securities immediately prior to such transaction”. As Capital Royalty continued to be the majority stockholder of the successor corporation of Valeritas, Inc., no change in control occurred.

Certain Relationships, page 131

35. Please disclose in an appropriate section of your document each material amendment to the related party loans, including the reasons for the amendments. Also address in your related-party transaction disclosure, if applicable, the warrant transactions mentioned in the first paragraph on page F-19, and the common stock transactions disclosed in the last paragraph on page F-22 and the second paragraph on page F-23.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Response:

In response to the Staff’s comment, we have added disclosure in the Revised Registration Statement regarding each material amendment to the related party loans, including the reasons for the amendments, under the headings “Capital Royalty Partners Term Loan” and “WCAS Capital Partners Note Payable” on pages 134 and 135.

In addition, we have included related-party disclosure regarding the common stock transactions disclosed in the last paragraph on page F-22 and the second paragraph on page F-23 of the Initial Submission on pages 132 and 133 of the Revised Registration Statement under the heading “Preferred Stock Financings”. We respectfully note that we do not consider the warrant transactions on page F-19 of the Initial Submission to be applicable and therefore have not added additional disclosure.

Note 9. Stockholders’ Deficit, page F-22

36. We note from your most recent Form 10-Q that you issued approximately 1.8 million stock options during the six months ended June 30, 2016. Please revise future filings, including any amendments to your Form S-1 filed July 22, 2016, to disclose how you determined the significant assumptions used in the Black-Scholes option pricing model to estimate the fair value of the share-based compensation issued. Refer to ASC 718-10-502(f).

Response:

In response to the Staff’s comment, in all future filings, we will disclose the method by which we determined the significant assumptions used in the Black-Scholes option pricing model in order to estimate the fair value of the share-based compensation.

For the Revised Registration Statement, the following description has been added to the disclosure on page F-25 of the Revised Registration Statement to the audited condensed consolidated financial statements as of December 31, 2014 and 2015 and on page F-50 of the Revised Registration Statement to the unaudited condensed consolidated financial statements as of June 30, 2016:

“The expected volatility was determined by using the historical volatility of companies in our peer group, the risk-free rate of return utilized the US treasury yield curve at the date of the grant, and the expected term is represented by the midpoint between the vest date and the expiry date of the options.”

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

Unaudited Pro Forma Condensed Combined Financial Statements, page F-57

37. We note your references to the “Form 8-K/A” in the fourth and fifth bullet points on this page. Please tell us what Form 8-K/A you are referring to or revise accordingly.

Response:

In response to the Staff’s comment, the references to “Form 8-K/A” have been corrected in the Revised Registration Statement to read “Form S-1”.

Exhibits

38. Please file as exhibits the distribution agreements mentioned in the first full paragraph on page 98, the January 29, 2016 Third Amended and Restated Voting Agreement mentioned in the third full paragraph on page 112, and the indemnification agreements that your disclosure in the second paragraph on page 116 represents are filed as exhibits.

Response:

In response to the Staff’s comment, we have filed the form of indemnification agreement as Exhibit 10.30 to the Revised Registration Statement.

With respect to the Staff’s comment regarding the filing of Third Amended and Restated Voting Agreement dated January 29, 2016 , we respectfully note that we did not previously file this agreement because we did not, nor do we currently, believe it met, nor do we currently believe it meets, the criteria of a material agreement as described by Item 601(b)(10) of Regulation S-K, because this agreement was between Valeritas, a private company, and its investors prior to the Merger, and was terminated immediately prior to the Merger. No rights or obligations in this Third Amended and Restated Voting Agreement survived the Merger and it has no current effect upon the Company or its subsidiaries.

With respect to the Staff’s comment regarding the filing of the distribution agreements as exhibits, we respectfully note that we did not previously file any of these agreements because we did not, nor do we currently, believe it met, nor do we currently believe it meets, the criteria of a material agreement as described by Item 601(b)(10) of Regulation S-K. In our analysis, we concluded, pursuant to Item 601(b)(10)(ii), that each of these agreements ordinarily accompanies the kind of business conducted by us, and therefore is deemed to have been made in the ordinary course of business. We and our competitors routinely execute distribution agreements and similar arrangements with distributors and other third parties for

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

the distribution of our products. Under Item 601(b)(10)(ii), because the agreement was made in the ordinary course of business, it does not need to be filed as an exhibit unless it falls within one of the categories specified in Item 601(b)(10)(ii)(A)-(D). The agreement does not fall within subsection (A) because none of the related parties listed in subsection (A) is a party to the agreement; the agreement does not fall within subsection (C) because it does not involve the acquisition or sale of any property, plant or equipment; and the agreement does not fall within subsection (D) because it is not a lease. With respect to subsection (B), we concluded that the agreement is not one “upon which [our] business is substantially dependent, as in the case of continuing contracts to sell the major part of [our] products or services...” First, we do not consider that we are substantially dependent on any single distribution agreement and none represent “the major part” of our sales. Second, none of these agreements require us or a distributor to sell or purchase, respectively, a set amount of V-Go in any given period, limit our sales of V-Go to any other distributor or third party, or limit in what areas we are able to sell V-Go. Third, as these agreements do not include material payment obligations or material termination provisions, we do not believe that these are important to a reasonable investor. Lastly, we note that it is common practice for companies that distribute their products through the wholesale-pharmacy channel to not file distribution agreements as exhibits in their filings with the Commission. Consequently, we have omitted these agreements as exhibits to the Registration Statement.

39. Please file the final, complete exhibit 10.1 without the blanks and missing attachments currently in exhibit 10.1. Also file (1) the complete credit agreements, including all schedules and exhibits, and (2) the amendments to exhibit 10.23.

Response:

In response to the Staff’s comment regarding the filing of complete versions of Exhibit 10.1 and the credit agreements, we have filed complete versions of Exhibits 10.1, 10.9, 10.10 and 10.11 to the Revised Registration Statement.

In response to the Staff’s comment regarding the amendments to Exhibit 10.23, we have filed Amendment No. 1 to Note, dated May 24, 2013, by and between WCAS Capital Partners IV, LP and Valeritas, Inc., and the Amended and Restated Note, dated May 3, 2016, by and between WCAS Capital Partners IV, LP and Valeritas, Inc., as Exhibit 10.31 and Exhibit 10.32 to the Revised Registration Statement, respectively.

Russell Mancuso

United States Securities and Exchange Commission

September 2, 2016

40. Please clarify the purpose of exhibit 3.1 given that exhibit 3.2 indicates that it is your restated certificate of incorporation.

Response:

In response to the Staff’s comment, we have deleted Exhibit 3.1 of the Initial Submission, as we determined it to be unnecessary, and we renumbered Exhibit 3.2, 3.3 and 3.4 of the Initial Submission to reflect this change.

* * * * * * *

The Company believes that the above responses will be acceptable to the Staff. Please contact the undersigned at (609) 919-6633 if you have any questions regarding the foregoing.

Emilio Ragosa
cc: John Timberlake, Valeritas Holdings, Inc.